McGladrey & Pullen
Certified Public Accountants

December 30, 2009

We agree to the inclusion in the Definitive Information Statement of Convera Corporation pursuant to Section 14(c) of the Securities Exchange Act of 1934 of our report dated December 24, 2009, which report contained an emphasis of matter with respect to substantial doubt about the ability of Firstlight Online Limited (“Firstlight”) to continue as a going concern, on our audit of the consolidated financial statements of Firstlight for the years ended December 31, 2008 and 2007.

/s/ McGladrey & Pullen, LLP

McGladrey & Pullen, LLP

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.